Exhibit 99.17

CONSENT OF EXPERT

I hereby consent to the use of my name and information attributed to me included or incorporated by reference in the Annual Report on Form 40-F for the year ended June 30, 2024 of New Pacific Metals Corp. and the Registration Statement on Form F-10 (Registration No. 333-273541) of New Pacific Metals Corp. being filed with the United States Securities and Exchange Commission.

Dated: September 24, 2024

/s/ Alex Zhang
Alex Zhang, P.Geo.